Exhibit 99.1

Zeta Network Group Enters Strategic Partnership with SOLV Foundation to Advance Bitcoin-Centric Finance

New York, NY – October 7, 2025 – Zeta Network Group (Nasdaq: ZNB) (the “Company”) today announced it has entered into a Strategic Partnership Agreement (the “Agreement”) with SOLV Foundation (“SOLV”), a multi-chain Bitcoin liquid staking and institutional-grade structured finance platform with $2.5 billion in TVL, powering SolvBTC across Binance, Base and Solana. The partnership underscores the Company’s ambition to establish itself as a Nasdaq-listed leader in Bitcoin-centric digital asset finance.

Key Highlights of the Agreement

●	Bitcoin Treasury Strategy. The Company will leverage SOLV’s platform to maximize the efficiency of its Bitcoin holdings. Bitcoin assets held by the Company or its subsidiaries will be deposited on SOLV’s platform under the custody of a regulated third-party custodian approved by the Company, ensuring transparency security and institutional-grade auditability.

●	Joint Steering Committee. Senior representatives from the Company and SOLV will form a steering committee which will spearhead transformative initiatives to redefine Bitcoin-centric decentralized finance. The committee will drive SolvBTC’s adoption across Solana, Base and Ton, fostering market expansion and pioneering innovative finance models like tokenized real-world assets and structured yield products.

●	Research & Innovation. The partnership includes plans for joint white papers, market insights and research initiatives on corporate Bitcoin utilization, staking strategies, structured finance products and real-world asset tokenization.

The Agreement reflects a shared vision of positioning the Company as a Bitcoin-centric finance company that combines its Bitcoin treasury with innovative digital asset strategies. By leveraging SOLV’s expertise in Bitcoin liquidity aggregation and staking, the Company seeks to provide shareholders with institutional-grade exposure to Bitcoin while delivering enhanced capital efficiency within a regulated framework. Both parties affirmed that the collaboration will be guided by transparency, governance and compliance with SEC and Nasdaq requirements.

Samantha Huang, CEO of the Company, commented, “This partnership marks a transformative step for the Company, strengthening our Bitcoin treasury strategy and aligning us with one of the most advanced platforms in the Bitcoin liquidity and staking ecosystem.”

Ryan Chow, CEO of SOLV, stated, “Our partnership with the Company catapults SOLV onto the international stage as an institutional gateway to on-chain finance. With our $2.5 billion TVL platform powering SolvBTC across multiple chains, we are revolutionizing Bitcoin management with optimized yields and Shariah-compliant transparency in cross-chain liquidity. This collaboration addresses traditional exchange concerns on compliance and market depth, paving the way for global institutions to seamlessly embrace digital asset finance.”

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; the ability of Zeta Network Group to meet NASDAQ listing standards in connection with the consummation of the transaction contemplated therein; and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission by Zeta Network Group. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof unless required by applicable laws, regulations or rules.

Contact

Zeta Network Group Investor Relations

80 Broad Street, 5th Floor

New York, NY 10005

Office: (929) 317-2699

Email: ir@colorstaradd.com